SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February, 2018

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Ferroglobe completes the acquisition of Glencore's European Manganese Plants in France and Norway, Doubling its Global Manganese Alloy Capacity

LONDON, Feb. 01, 2018 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ:GSM) ("Ferroglobe" or the "Company") announced today that it has successfully completed the acquisition from a wholly-owned subsidiary of Glencore International AG ("Glencore") of a 100% interest in Glencore's manganese alloys plants in Mo i Rana (Norway) and Dunkirk (France), after receiving the necessary regulatory approvals in France, Germany and Poland. The new subsidiaries will be renamed as Ferroglobe Mangan Norge and Ferroglobe Manganèse France. Ferroglobe has completed the acquisition through its wholly-owned subsidiary Grupo FerroAtlántica.
Simultaneously with the acquisition, Glencore and Ferroglobe have entered into exclusive agency arrangements for the marketing of Ferroglobe's manganese alloys worldwide and the procurement of manganese ores to supply Ferroglobe's plants, in both cases for a period of ten years.
Ferroglobe Executive Chairman, Javier López Madrid, commented "The acquisition of the Glencore plants in France and Norway represents a unique opportunity for Ferroglobe to become one of the world's largest producers with over half a million tons of sales of manganese alloys. The transaction will deliver solid growth to our existing platform and will provide significant advantages to our customers as Ferroglobe will be better positioned to serve multiple locations in a more agile manner".
The acquisition price for the two facilities included an up-front payment satisfied on closing plus an earn-out payment, payable over eight and a half years, based on the annual performance of each of the acquired plants. Ferroglobe CEO, Pedro Larrea, added, "The structure of the deal is such that it is immediately accretive for Ferroglobe and mutually beneficial in the marketing and procurement agreements."
About Ferroglobe
Ferroglobe PLC is one of the world's largest producers of silicon metal and silicon- and manganese-based alloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is headquartered in London.
Forward-Looking Statements
This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and words of similar meaning or the negative thereof.
Forward-looking statements contained in this press release are based on information presently available to the Company and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.
Forward-looking financial information and other metrics presented herein represent the Company's goals and are not intended as guidance or projections for the periods presented herein or any future periods.
All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.
INVESTOR CONTACT:
Ferroglobe PLC
Joe Ragan, US: +1 917 209 8581, UK: +44 (0) 7827 227 688
Chief Financial Officer
Email: jragan@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2018

FERROGLOBE PLC

by	/s/ Joseph Ragan
Name: Joseph Ragan
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)